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EXHIBIT 21.1

List of subsidiaries

Name	State of Incorporation/Organization
Aventine Renewable Energy, LLC	Delaware
Aventine Renewable Energy, Inc.	Delaware
Nebraska Energy, L.L.C.	Kansas

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List of subsidiaries